January 7, 2005

Via Facsimile and U.S. Mail

Thornton J. Donaldson
President
Yukon Resources Corp.
206-475 Howe Street
Vancouver, British Columbia
Canada, V6C 2B3

	Re:	Yukon Resources Corp.
      Amendment No. 2 to Form SB-2, filed December 21, 2004
      File No. 333-118980

Dear Mr. Donaldson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 33
History and Previous Workings
1. We note your response to prior comment 5. Please revise to disclose that the "previous geological consulting firm" is no longer in existence.

Engineering Comments
Conclusions and Recommendations, pages 33-34
2. The third paragraph on page 33 references the cutoff grade concept and its relationship to the economic potential of your mineral properties. The recent gold price is not a measurement to be used in economic evaluations or reserve estimates disclosed in SEC filings.
The staff`s position is to recognize the historic average three-year price for a metal price estimate used in feasibility studies that are disclosed in SEC filings. For example, reserve estimates completed during 2004 would use the three-year average gold price which occurred in 2001-2003, which was US$325. Please insert "3-year historic average" prior to the price of gold in your disclosure.

3. The fourth paragraph on page 34, references the quantity and grade of historic exploration results. The staff has traditionally allowed registrants to disclose quantity estimates for a non-reserve category termed "mineralized material," or a "mineral deposit," by which we mean mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility. Revise your disclosure and disclose this yardage and grade estimate as "mineralized material."

Closing Comments
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to
Ernest
Greene at (202) 942-8901, or in his absence, to Jeanne Baker at
(202)
942-1835. Please direct questions regarding engineering comments to
George K. Schuler at (202) 824-5527. Direct questions on other disclosure issues to Brigitte Lippmann at (202) 942-0755. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Joseph I. Emas, Esq.
	1224 Washington Avenue
	Miami Beach, Florida 33139

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Thornton J. Donaldson
Yukon Resources Corp.
January 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE